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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                              ST. JOHN KNITS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   790289 10 2
              ---------------------------------------------------
                                 (CUSIP NUMBER)


ROBERT E. GRAY                                 JAMES P. KELLEY
17422 DERIAN AVENUE                            VESTAR CAPITAL PARTNERS III, L.P.
IRVINE, CALIFORNIA 92614                       1225 17TH STREET, SUITE 1660
(714) 863-1171                                 DENVER, COLORADO  80202

                                               (303) 292-6300

                                        WITH COPIES TO


PAUL A. ROWE                                   ROBERT L. FRIEDMAN
HEWITT & MCGUIRE, LLP                          SIMPSON THACHER & BARTLETT
19900 MACARTHUR BOULEVARD, SUITE 1050          425 LEXINGTON AVENUE
IRVINE, CALIFORNIA 92612                       NEW YORK, NEW YORK 10017
(949) 798-0500                                 (212) 455-2000


--------------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                JANUARY 21, 1999
              ---------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-(F) OR 13D-1(G), CHECK THE FOLLOWING
BOX /X/.

NOTE: SEE RULE 13D-7(B) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT. SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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                                                                     Page 2 of 6


This Amendment No. 3 (this "Amendment") amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") filed on December 17, 1998, as amended by Amendment No. 1 ("Amendment No. 1") and as further amended by Amendment No. 2 ("Amendment No. 2"), filed on December 31, 1998, on behalf of Robert E. Gray, Marie Gray, Kelly A. Gray, the Gray Family Trust, the Kelly Ann Gray Trust (collectively, the "Gray Stockholders"), and Vestar Capital Partners III, L.P. ("Vestar"), Vestar Associates III, L.P. ("Vestar Associates III"), and Vestar Associates Corporation III (Vestar Associates Corporation III, together with Vestar and Vestar Associates III, the "Vestar Reporting Persons" and, together with the Gray Stockholders, the "Reporting Persons"), relating to the Common Stock, no par value ("Common Stock"), of St. John Knits, Inc., a California corporation (the "Company"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

This Amendment is being filed in connection with a letter dated January 21, 1999, to the Board of Directors of the Company from Robert Gray and Vestar (the "January 21 Letter"), which January 21 Letter is further described in Item 6.


ITEM 6. CONTRACTS, ARRANGEMENT OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by deleting the final two paragraphs and by adding the following at the end thereof:

The letter dated December 8, 1998 sent by the Purchasers to the Company setting forth the Purchasers' proposal to acquire 98% of the outstanding common stock of the Company (as modified on December 16, 1998, the "Letter") provided that the Purchasers retained the right to terminate their proposal if a definitive agreement had not been executed by the Company and the Purchasers by December 31, 1998. In a letter dated December 30, 1998 to the Board of Directors of the Company from Robert Gray and Vestar (the "December 30 Letter"), the Purchasers extended the proposal made in the Letter and stated that they reserved the right to terminate their proposal if a definitive agreement had not been executed by the Company and the Purchasers by January 15, 1999. On January 14, 1999, Robert Gray and Vestar sent the Company's Board of Directors a letter extending the proposal until January 22, 1999 (the "January 14 Letter"). The January 21 Letter further extends the proposal until February 1, 1999. Except for such extensions, all the terms and conditions of the Letter remain in effect.

Except as described in the Schedule 13D and except for the Letter, the December 30 Letter, the January 14 Letter and the January 21 Letter, which together constitute a preliminary indication of interest in consummating a transaction and not a binding commitment with respect to a transaction, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of


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                                                                     Page 3 of 6


the persons identified in Item 2, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

          5. Letter from Robert E. Gray and Vestar Capital Partners III, L.P. to the Board of Directors of St. John Knits, Inc., dated
              January 21, 1999.


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                                                                     Page 4 of 6


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Robert E. Gray
                                       -----------------------------------------
                                       ROBERT E. GRAY

                                       /s/ Marie Gray
                                       -----------------------------------------
                                       MARIE GRAY

                                       /s/ Kelly A. Gray
                                       -----------------------------------------
                                       KELLY A. GRAY

                                       GRAY FAMILY TRUST

                                       By: /s/ Robert E. Gray
                                          --------------------------------------
                                          Name: Robert E. Gray

                                       By: /s/ Marie Gray
                                          --------------------------------------
                                          Name: Marie Gray

                                       KELLY ANN GRAY TRUST

                                       By: /s/ Robert E. Gray
                                          --------------------------------------
                                          Name: Robert E. Gray

                                       By: /s/ Marie Gray
                                          --------------------------------------
                                          Name: Marie Gray


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                                                                     Page 5 of 6


                                       VESTAR CAPITAL PARTNERS III, L.P.
                                       By:  Vestar Associates III, L.P.
                                       Its: General Partner

                                       By:  Vestar Associates Corporation III
                                       Its: General Partner

                                       By:  /s/ James P. Kelley
                                          --------------------------------------
                                          Name: James P. Kelley

                                       VESTAR ASSOCIATES III, L.P.

                                       By:  Vestar Associates Corporation III
                                       Its: General Partner

                                       By:  /s/ James P. Kelley
                                          --------------------------------------
                                          Name: James P. Kelley

                                       VESTAR ASSOCIATES CORPORATION III

                                       By:  /s/ James P. Kelley
                                          --------------------------------------
                                          Name: James P. Kelley

January 22, 1999